Exhibit 99.2

Akanda Corp. Announces Canmart’s Plans for Facebook and Instagram

Social Shopping Technology Integration

London, March 28, 2024 – on March 28, 2024, Akanda Corp. (“Akanda” or the “Company”)  (NASDAQ: AKAN), an international medical cannabis company, Akanda Corp. announced its wholly-owned United Kingdom (UK) subsidiary, Canmart, plans to develop its social shopping capability by integrating with META, to create a user friendly buying experience for Facebook and Instagram users to purchase Canmart products. In short, this integration allows Facebook and Instagram users to browse products featured in Canmart shoppable videos, place products in a native shopping cart and checkout – all without leaving Facebook or Instagram. This integration marks a significant enhancement, allowing Canmart to showcase vendor products not only on its own Canmart platform but also through shoppable content on Facebook and Instagram, creating a massive expansion of the addressable audience of prospective buyers who want to shop without leaving their Facebook or Instagram app.

Canmart is a licensed importer and distributor of Cannabis-Based Products for Medicinal use (CBPMs) in the UK and provides third party and specialist import and distribution services for Schedule 2 products including CBPM’s. Canmart continues to work further with premium product suppliers to bring safe, effective and required products to market that patients demand, and working with existing and new clinical cannabis operations in the UK to provide third party products.

While CBPMs may not be sold on META yet, the Company’s peripherals and non-plant touching accessories may. In addition UK clinics are already certified on Shopify and Canmart has begun to work hand in hand to promote sales of CBPMs this way.

Interim CEO and Executive Director, Katie Field commented, “Canmart is making plans to capitalize on social shopping trends. This is in line with the Company’s anticipated expansion through our UK business but also by entering ancillary technological segments that are supportive to our business model.”

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of such securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with an EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, the most globally recognized cannabis company in the world; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

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Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved” and similar expressions and include statements regarding the timing and completion of the proposed offering. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.